Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

March 2025

Aegon Ltd.

Aegon Limited	Statutory seat	Principle place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability	Canon’s Court	Aegonplein 50	(September 30, 2023)
limited by shares	22 Victoria Street	2591 TV	Dutch Chamber of Commerce number: 27076669
	Hamilton HM 12	The Hague	Aegon Limited is a non-resident company under the Dutch
www.aegon.com	Bermuda	The Netherlands	Act Non Residential Companies

Aegon’s press release, dated March 31, 2025 is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: March 31, 2025	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

March 31, 2025 Press release

Aegon announces changes to its Board of Directors

Aegon today announces the nomination of David Herzog, Lori Fouché and Jay Ralph as new members of its Board of Directors at the company’s Annual General Meeting of shareholders (AGM) which will be held on June 12, 2025.

The Board intends to appoint David Herzog as Chair in the second half of 2025. Mr. Herzog will succeed William Connelly. To ensure a smooth transition, the Board will propose the reappointment of Mr. Connelly as a member for an additional year. Subsequently, Mr. Connelly will retire as Chair and member of the Board in the second half of 2025.

Mark Ellman, who joined Aegon’s Board in 2017 and whose second term will end in 2025, along with Jack McGarry, who joined the Board in 2021 and whose first term will end in 2025, will be nominated for reappointment at the AGM. Meanwhile, Dona Young, who joined Aegon’s Board in 2013 and whose third term concludes in 2025, will retire.

William Connelly commented: “We are delighted to propose David Herzog, Lori Fouché and Jay Ralph as new members of Aegon’s Board. We believe their expertise in insurance and asset management will strengthen the Board’s composition and support the company as we continue to execute our strategy and deliver value to our stakeholders. I would also like to take this opportunity to extend my heartfelt gratitude to Dona Young for her many contributions to Aegon. With her commitment, valuable insights and pragmatic approach, Dona has played an important role in Aegon’s transformation.”

David Herzog brings over forty years of life insurance and financial services experience to the Board. Currently serving as a member of the Board of Directors at MetLife, and as Chairman of the Board at DXC Technology, David’s extensive career includes key roles such as Chief Financial Officer and Executive Vice President at American International Group (AIG) from 2008 to 2016. Prior to this, Mr. Herzog was the Chief Financial Officer and Chief Operating Officer at American General Life, following its acquisition by AIG. He also held various executive positions at GenAmerica Corporation and Family Guardian Life, a Citicorp company, adding to his profound insight into the financial services industry.

Lori Fouché brings over two decades of experience in the financial services industry and has extensive expertise in driving transformation and innovation. Most recently, Ms. Fouché served as Senior Executive Vice President and Advisor to the CEO of TIAA, a US-based provider of retirement and investment solutions, and as CEO of TIAA Financial Solutions. Prior to joining TIAA in 2018, she held several senior positions at Prudential Financial, including Group Head of Individual Solutions, President of Individual Annuities, and CEO of Group Insurance businesses. In addition to her executive roles, Ms. Fouché currently serves on the Board of The Kraft Heinz Company, a global food and beverage company, and Hippo Holdings, a property insurance provider and she is member of the Princeton University Board of Trustees.

Jay Ralph has had a distinguished career in insurance and asset management including almost 20 years in leadership roles at Allianz SE, a global insurance and asset management company. Mr. Ralph was most recently a member of the Board of Management of Allianz SE and Chairman of both Allianz Asset Management and Allianz Life Insurance Company North America. He has also served on various boards of Allianz SE’s global subsidiaries across Europe and the Americas. Prior to this, he held several senior roles in the financial industry. Mr. Ralph currently sits on the Board of Swiss Re Group and the Siemens Pension Advisory Board.

The appointments are subject to shareholder approval and will be included in the agenda of the 2025 AGM, which will be published in May. Once elected by Aegon’s AGM, the appointments will be effective as of the end of that meeting.

March 31, 2025 Press release

Contacts

Media relations	Investor relations
Richard Mackillican	Yves Cormier
+31(0) 62 741 1546	+31(0) 70 344 8028
richard.mackillican@aegon.com	yves.cormier@aegon.com

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

March 31, 2025 Press release

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws;

•	Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the Netherlands and the United Kingdom;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows, and Aegon may be unable to adopt to and apply new technologies;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;

•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•

Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management; and

•	Other risks and uncertainties identified in the Form 20-F and in other documents filed or to be filed by Aegon with the SEC.

•

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words

March 31, 2025 Press release

such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2023 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.